Obtaining Control of Credit Suisse Large Cap Blend Class C
As of April 30, 2011, Merrill Lynch Pierce Fenner & Smith
Inc ("Shareholder") owned 0 shares of the Fund, which represented less than 25% of the Fund. As of June 30, 2011, Shareholder owned 92,937.6190 shares of the Fund, which represented 25.40% of the outstanding shares.
Accordingly, Shareholder has presumed to be a controlling person of the Fund.